UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Earnings Forecasts for the Fiscal Year ended March 31, 2009 by Consolidated Subsidiary

(The Senshu Bank, Limited)

Tokyo, May 11, 2009 — The Senshu Bank, Limited, a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has revised its earnings forecast for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009), that were announced on November 14, 2008. Details are provided in the attached document.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

PRESS RELEASE

The Senshu Bank, Ltd.

Revision of Earnings Forecasts for the Fiscal Year Ended March 31, 2009

Tokyo, May 11, 2009—The Senshu Bank, Limited announced today that it has revised its earnings forecasts for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009), that were announced on November 14, 2008. Details are as follows:

(1)	Revision of earnings forecasts for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

Consolidated	(Unit: ¥ million)
	Ordinary revenue	Ordinary profit	Net income	Net income per share (¥)
Previously announced forecasts (A)	59,000	2,000	1,150	¥2.36
Revised forecasts (B)	59,000	(290)	60	¥0.00
Difference (B – A)	—	(2,290)	(1,090)	—
Percentage difference	—	-114.5%	-94.8%	—
Results for previous period (Year to March 2008)	57,721	2,675	2,800	¥5.97

Non-consolidated	(Unit: ¥ million)
	Ordinary revenue	Ordinary profit	Net income	Net income per share (¥)
Previously announced forecasts (A)	54,000	2,400	1,150	¥2.35
Revised forecasts (B)	54,000	30	170	¥0.22
Difference (B – A)	—	(2,370)	(980)	—
Percentage difference	—	-98.8%	-85.2%	—
Results for previous period (Year to March 2008)	52,777	2,512	2,245	¥4.75

(2)	Reasons for revisions

1.	Revisions to non-consolidated forecasts

Ordinary revenue is expected to be as previously forecast, but due to deterioration in the financial and economic environment resulting in lower fees from investment products, additional impairment losses on investment securities, and other factors, ordinary profit and net income are expected to be lower than previously forecast.

2.	Revisions to consolidated forecasts

Revisions to consolidated forecasts are mainly the result of the revisions to non-consolidated forecasts.

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Note:	The above forecasts are based on information available at the time of release of this document and include a number of uncertain factors. Actual results may differ materially from forecasts due to a wide range of factors that may arise in the future.